                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended December 31, 1999

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

     For the transition period from _____________ to ___________

     Commission file number ____________________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          EATON CORPORATION 401(k) SAVINGS PLAN FOR THE HOURLY RATE EMPLOYEES AT AIRFLEX DIVISION

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Eaton Corporation, 1111 Superior Avenue,
          Cleveland, Ohio 44114-2584


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  (Name of Plan)
                                         EATON CORPORATION 401(k) SAVINGS
                                         PLAN FOR THE HOURLY RATE
                                         EMPLOYEES AT AIRFLEX DIVISION


     Date: June 27, 2000            By:  Eaton Corporation Pension
                                         Administration Committee


                                         By:  /s/ S. J. Cook
                                            -------------------------------
                                                   (Signature)
                                            S. J. Cook
                                            Vice President-Human Resources
                                            Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Eaton Corporation 401(k) Savings Plan for the Hourly Rate Employees at Airflex Division
December 31, 1999 and 1998 and Year Ended December 31, 1999

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of
   Eaton Corporation
Eaton Corporation 401(k) Savings Plan for the
   Hourly Rate Employees at Airflex Division


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation 401(k) Savings Plan for the Hourly Rate Employees at Airflex Division as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


CLEVELAND, OHIO                                            /s/ ERNST & YOUNG LLP
June 9, 2000

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                 Statements of Net Assets Available for Benefits


                                                                                  DECEMBER 31
                                                                             1999             1998
                                                                       ------------------------------------
ASSETS
Investments:
   Mutual funds                                                           $    234,259     $    171,059
   Common/collective trust fund                                                 98,465           98,010
   Eaton Corporation Common Shares                                             139,004          124,906
   Participant loans receivable                                                 20,592           19,642
                                                                       ------------------------------------
Total investments                                                              492,320          413,617

Receivables:
   Interest                                                                         13                6
   Employee contributions                                                        3,253            4,968
                                                                       ------------------------------------
Total receivables                                                                3,266            4,974
                                                                       ------------------------------------
Total assets                                                                   495,586          418,591

LIABILITIES
Accrued purchase of investments                                                      -              565
                                                                       ------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                         $    495,586     $    418,026
                                                                       ====================================

See notes to financial statements

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999


ADDITIONS
Investment income:
   Interest and dividends                                                                  $      21,017
   Net appreciation in fair value of investments                                                  27,977
                                                                                        -------------------
                                                                                                  48,994

Employee contributions                                                                            70,115
                                                                                        -------------------
Total additions                                                                                  119,109

DEDUCTIONS
Distributions to participants                                                                     41,549
                                                                                        -------------------

Net increase                                                                                      77,560

Net assets available for benefits:
   Beginning of year                                                                             418,026
                                                                                        -------------------

   END OF YEAR                                                                             $     495,586
                                                                                        ===================

See notes to financial statements.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999

A.     SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments are stated at fair value as measured by quoted prices in active markets except for common/collective trust funds, which are stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for mutual funds and Eaton Common Shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Certain prior years amounts have been reclassified to conform to the current year presentation.

B.     DESCRIPTION OF THE PLAN

Effective January 1, 1995, Eaton Corporation (the "Company" or "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Eaton Corporation 401(k) Savings Plan for the Hourly Rate Employees at Airflex Division (the "Plan").

The Plan provides that all union employees of the Airflex Division who are members of UPIU local 7967 will be eligible for membership in the Plan on the date at which the employee has completed ninety working days of service with the Company.

Eligible employees may elect to make before-tax contributions from 1 to 15 percent of their compensation. Contributions are allocated by the employee among the investment funds offered by the Plan.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings and administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions plus actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company.

The Company may amend, modify, suspend or terminate the Plan at any time, subject to the provisions of ERISA. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                    Notes to Financial Statements--Continued

C.     INVESTMENT ASSETS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes investment transactions.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                      Net Realized
                                                                     and Unrealized
                                                                      Appreciation
                                                                     in Fair Value
                                                                     of Investments
                                                                   --------------------

Common/collective trust funds                                          $     5,011
Common stock                                                                 8,324
Mutual funds                                                                14,642
                                                                   --------------------

                                                                       $    27,977
                                                                   ====================

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                               DECEMBER 31
                                                           1999            1998
                                                     ----------------------------------
Prism Money Market Fund                                  $    58,793      $    64,134
Prism Magic Fund                                              39,186           33,876
Victory Balanced Fund                                         72,999           53,945
Victory Stock Index Fund                                     100,697           72,294
Victory Special Value Fund                                    28,087           21,818
Victory International Growth Fund                             32,476           23,002
Eaton Corporation Common Shares                              139,004          124,906

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                    Notes to Financial Statements--Continued

D.     INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

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

                  Eaton Corporation 401(k) Savings Plan for the
                    Hourly Rate Employees at Airflex Division

                         EIN 34-0196300 Plan Number 159

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                                 Description of            Current
                      Identity of Issue                            Investment               Value
   -----------------------------------------------------------------------------------------------------
*  Key Bank:
      EB Money Market Fund                                         486 units              $       486
      Prism Money Market Fund                                    4,679 units                   58,793
      Prism Magic Fund                                           2,881 units                   39,186
      Victory Balanced Fund                                      5,166 shares                  72,999
      Victory Stock Index Fund                                   4,122 shares                 100,697
      Victory Special Value Fund                                 2,152 shares                  28,087
      Victory International Growth Fund                          1,799 shares                  32,476
*  Eaton Corporation Common Shares                               1,914 shares                 139,004
*  Participant Loans Receivable                            8.75-9.50% variable
                                                              maturities                       20,592
                                                                                       -----------------

                                                                                          $   492,320
                                                                                       =================


*  Indicates a party-in-interest to the Plan.


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